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                                               Filed by Expedia, Inc.
                                               Pursuant to Rule 165 and Rule 425
                                               under the Securities Act of 1933
                                               Subject Company:  Expedia, Inc.
                                               Commission File No.  000-27429

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. Forward-looking statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors or failure of the transactions described to be completed for any reason. We have based all of our forward-looking statements on information available to us as of September 4, 2001 and we are not obligated to update any of these forward-looking statements. You should note that our actual results could differ materially from the forward-looking statements.

USA Networks, Inc. ("USA") and Expedia, Inc. ("Expedia") filed a joint prospectus/proxy statement concerning USA's acquisition of Expedia with the Securities and Exchange Commission ("SEC") on August 22, 2001. USA and Expedia will file an amended joint prospectus/proxy statement with the SEC and have filed and will file other relevant documents concerning USA's acquisition of Expedia with the SEC. INVESTORS ARE URGED TO READ THE AMENDED JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors may obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005, Attention: Investor Relations. INVESTORS SHOULD READ THE AMENDED JOINT PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

USA and its directors and officers may be deemed to be participants in the offering of securities by USA, and Expedia and its directors and officers may be deemed to be participants in the offering of securities by Expedia as well as in the solicitation of proxies from Expedia shareholders to adopt the agreement providing for USA's acquisition of a controlling interest in Expedia. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by USA with the SEC on April 9, 2001, and a detailed list of the names and interests of Expedia's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by Expedia with the SEC on October 11, 2000. Copies of those filings may be obtained free of charge at the SEC's website at www.sec.gov.

                                    * * * *

 [The following question and answer document was distributed by Expedia to each of its employees on September 4, 2001.]

Following are answers to questions about the USA Networks transaction and the choices Expedia employees will have with respect to stock options, warrants and other matters. Should you have questions, please feel free to contact us. However, keep in mind that no one at Expedia can give you investment advice. This must come from your broker or financial advisor.
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Section One:  General Questions
-------------------------------

Question: Will we have to change our Expedia benefits because of the USA Networks deal?

Answer: As of closing, there will be no change to our benefit programs resulting from the USA Networks transaction. Changes may occur as a result of our regular review of benefits for the annual open enrollment period or due to changes in applicable law. Expedia also reserves the right to make changes to any of its benefit plans in accordance with their terms.

Question:  Will we still have the same senior management team at Expedia?

Answer: Yes, the senior management team, including Rich Barton, remains committed to staying at Expedia and making it a success. Each of the senior managers will enter into agreements with Expedia designed to retain those managers for at least the next three years.

Question:  Will our Board of Directors remain the same?

Answer: Our Board will be changing as a result of this transaction. The new Board will be increased to 11 members and will include Barry Diller as Chairman of Expedia. Including the Chairman, six Board members will be appointed by USA Networks. The additional five members will be Rich Barton, Greg Stanger and three independent directors. We are expecting two of these independent directors to be Gregory Maffei and Jay Hoag, who currently serve on the Expedia Board. USA and Expedia have not determined the other Board members at this time.

Question: Will all employees at Expedia receive the same "deal" through the USA Networks transaction?

Answer:  Yes. Each employee who is a shareholder has the following alternatives:
She can (i) exchange her Expedia shares for USA securities; however, keep in mind that if holders of more than 37.5 million shares choose this alternative, all shareholders will be able to exchange only a pro rata portion of their shares, as USA has offered to purchase a maximum of 37.5 million shares; or (ii) continue to hold her Expedia shares and, in addition, receive 0.192 Expedia warrants for each of these shares. A shareholder can also do a combination of
(i) and (ii) by exchanging some shares and holding onto others.

     Each Expedia employee who is an option holder has similar alternatives: He can (x) exercise his vested options and become an Expedia shareholder, entitling him to the choices described in clauses (i) and (ii) above; or (y) continue to hold his vested options and receive 0.192 Expedia warrants for each of these options.

     Rich Barton and the Expedia executive team will have the same investment alternatives described above. Additionally, as part of the deal, each corporate VP and above will enter into an agreement with Expedia designed to retain that manager for at least the next three years.

Question:  What is the timeline for the transaction?

Answer: We filed the requisite documents for the transaction with the SEC on August 22, 2001. We expect SEC review to take approximately 40 to 50 days. When SEC review concludes, we will mail our proxy statement to shareholders, notifying them of the date, time and location of our annual meeting. The meeting will be approximately 30 days after we mail the proxy statement; however, we expect the meeting to be in November sometime after the Expedia trading window opens. We anticipate closing the transaction within a couple of days after the annual meeting.

Question: How and when will shareholders receive information about the transaction? When will they have to make a decision about whether they want to exchange their Expedia stock for USA Networks securities?

Answer: Shareholders will receive a proxy statement through the mail, which will provide all of the information about the transaction, particularly when and how to elect to exchange Expedia stock for USA Networks securities if a shareholder wishes to do so. The proxy statement will be sent either through
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each shareholder's broker or directly to the shareholder if she holds share certificates in her own name. Neither the date of mailing the proxy statement, the date of the shareholders' meeting, nor the deadline for electing to exchange has been set; however, we expect the election deadline to be the same date as the shareholders' meeting.

Section Two:  Review of Basic Information on Warrants for Option Holders
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Question:  What will Expedia option holders receive?

Answer: Employee stock option holders will receive 0.192 warrants for each Expedia stock option they own as of the date of the warrant distribution. For example, if you have 100 stock options before the transaction, and do not exercise any of those stock options, you will have 100 stock options and 19 warrants after the transaction.

Question:  What is an Expedia warrant?

Answer: The Expedia warrants will be similar to a stock option, in that they represent the right to buy Expedia stock once vested, at a specific price, by a specific date. Unlike our employee stock options, however, the warrants will be transferable. Expedia intends to register the warrants on a public securities exchange under their own ticker symbol, to facilitate the development of a public market for the warrants.

Question:  Which stock options are eligible for the warrant issuance?

Answer: All outstanding stock options that were granted prior to August 2, 2001 are eligible for warrants. You must also hold those options on the date on which the warrants are issued, so if you exercise your options before then, they no longer remain eligible for warrant issuance. Instead, you will be treated in the same manner as all other shareholders to the extent that you continue to hold the Expedia shares received in the option exercise. The USA Networks agreement was signed on the morning of July 16, 2001, so employees hired on or after July 16th are not eligible to receive warrants in connection with their new hire grants.

Question:  Are both vested and unvested outstanding stock options eligible?

Answer: Yes, warrants will be distributed on options that are vested and unvested.

Question:  What are the terms of the Expedia warrants?

Answer: Each vested warrant will entitle the holder to purchase a share of stock at an exercise price of $52 per share. The warrants will expire in 7 years.

Question:  What can I do with warrants?

Answer:  Unvested warrants must be held until they vest. Vested warrants can be:

HELD:  This means taking no action now and holding your warrants as an investment.
EXERCISED: This means converting your warrants into shares by purchasing shares at the exercise price. You can exercise your vested warrants at anytime before they expire.
EXERCISED AND SOLD: This means converting your warrants into Expedia shares by purchasing shares at the exercise price and reselling them into the market. This allows you to pocket the difference between your purchase price and your sale price.
SOLD: This means selling your warrants for cash either though a securities exchange, assuming the warrants are successfully listed, or in a private transaction. You can sell your vested warrants anytime until they expire.
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Question:  What happens if I don't exercise or sell my vested warrants within seven years?

Answer: If you do not exercise or sell your vested warrants within seven years of the date they were issued to you, they will expire and be worthless.

Question:  Will the warrants issued for stock options have a vesting schedule?

Answer: Yes. Each warrant will vest at the same time as the stock option upon which it was granted. Additionally, none of the warrants issued to option holders will be exercisable or transferable until 90 days after they are issued. So even if you receive a warrant for a vested stock option, you may not exercise or transfer the warrant until you have held it for 90 days.

Question:  Do warrants have voting rights?

Answer:  No. Only shares of stock have voting rights.

Section Three:  Warrants for Employee Stock Option Holders
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Question:  Does this USA Networks transaction affect my current Expedia employee stock options?

Answer: No, your existing stock options will not change in any way. You will continue to have the right to buy Expedia stock, according to the same vesting schedule, exercise price, and expiration date currently in place.

Question: Can I still exercise my Expedia stock options or do a cashless exercise (same day sale) right now? Will I still receive warrants on those options that I exercised?

Answer: You may still exercise your vested Expedia stock options in accordance with Expedia's Insider Trading Policy which contains trading restrictions for certain employees, particularly with respect to cashless exercises when the trading window is closed.

If you exercise your options before the warrants are issued, there are two scenarios possible: (i) If you sell the Expedia stock resulting from the option exercise, you will no longer have the stock options or the underlying stock. You will not receive warrants for the options that you exercised or stock that you sold; (ii) If you do NOT sell the underlying Expedia stock (for example, you could pay cash for the option exercise price), you will become an Expedia shareholder. You will not receive warrants for the options that you exercised, but you will receive warrants for the stock that you continue to hold (assuming that you do not elect to exchange that stock for USA securities).

Question:  When will the warrants be distributed?

Answer: We have not determined the exact date, but option holders will receive their warrants in respect of their options at least 10 days prior to the closing of the transaction and shareholders will receive their warrants at the time of closing.

Question:  Will I receive warrants for all of my options?

Answer: Options that were granted on or prior to August 2, 2001 are eligible for warrants, as long as they are not exercised prior to the date that the warrants are issued. This includes the August 2, 2001 review option grants. The USA Networks agreement was signed on the morning of July 16, 2001, so employees hired on or after July 16th are not eligible to receive warrants in connection with their new hire grants.
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Question:  If I elect to exchange my Expedia stock or options for USA securities, can I do it before the Expedia trading window opens?

Answer: Under Expedia's Insider Trading Policy, employees with access to certain non-public, material information (e.g., Dashboard, Finance Server, etc.) may transact in Expedia securities only during specified trading windows. These employees must observe the trading window restrictions in exercising their options (through a cashless exercise) and in electing to exchange their Expedia stock for USA securities. The trading window in which employees may elect to exchange will open two full trading days after Expedia announces its earnings for the first quarter of fiscal 2002. We will time the earnings release, shareholders' meeting and closing of the transaction so that employee shareholders and option holders will be able to exercise their options (in a cashless exercise) prior to the warrant distribution date and be able to elect to exchange their Expedia stock after the trading window opens.

Question: What is the difference between an Expedia stock option and an Expedia warrant?

Answer: The primary difference is that the warrants can be transferred. Stock options issued to employees cannot be transferred, only exercised by the option holder. Expedia intends to register the warrants on a public securities exchange under their own ticker symbol, to facilitate the development of a public market for the warrants.

Question:  Will I receive warrants every year?

Answer: Receiving warrants is a one-time benefit resulting from the agreement among Expedia, USA Networks and Microsoft. You will not receive any additional warrants.

Question:  Who will be administering the warrants?  Will it be PaineWebber?

Answer: PaineWebber, the firm that presently administers our Expedia stock options, has informed us that their systems are unable to accommodate our warrants, and therefore they will not be able to administer the warrants. We are investigating different alternatives at this time, but as yet do not know which firm will administer the warrants.

Section Four:  Taxes on Expedia Warrants for Option Holders (U.S. Employees
---------------------------------------------------------------------------
Only)
-----

Note: The following is a general description of the U.S. Federal income tax consequences relating to the warrants and does not address, among other things, the employment, foreign, state and local tax consequences of the transaction. Personal circumstances vary and we urge you to consult with your personal tax advisor.

Question: Will I be taxed at the time that I receive Expedia warrants as an option holder?

Answer:  No.

Question:  When are warrants taxed?

Answer: Warrants are taxed at the earlier of (i) when you exercise the right to purchase shares of Expedia, or (ii) when you sell the warrant.

Question:  How are warrants taxed at exercise?

Answer: Similar to a stock option, a warrant is taxed at ordinary income rates on the difference between the exercise price of the warrant and the market value of the stock underlying warrant at the time of exercise.

Question:  How are warrants taxed at sale?

Answer: A warrant is generally taxed at ordinary income rates on the difference between what you paid for the warrant ($0) and the proceeds from the sale of the warrant.